Exhibit 3.8
CERTIFICATE OF FORMATION
OF
MPT OF DENHAM SPRINGS, LLC
TO THE DELAWARE SECRETARY OF STATE:
The Certificate of Formation of MPT of Denham Springs, LLC is being executed by the undersigned for the purpose of forming a Limited liability company pursuant to the Delaware Limited Liability Company act as the same is set forth in the Delaware Code § 18-101 et seq.
1. The name of the limited liability company being formed hereby is:
MPT of Denham Sprngs, LLC (the “Company”)
2. The address of the registered office of the Company in Delaware is 160 Greentree Drive, Suite 101, Dover, Delaware 19901. The Company’s registered agent at that address is National Registered Agents, Inc.
IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation, which shall become effective upon filing with the Office of the Delaware Secretary of State, to be duly executed as of the 25th day of MAY, 2005.

/s/ Thomas O. Kolb
Authorized Person